UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number  000-31619
CUSIP Number 027297100

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K ☐Form 11-K ☐ Form 20-F ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2007

☐Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMERICAN LORAIN CORPORATION

Full Name of Registrant

Beihuan Road, Junan County

Address of Principal Executive Office (Street and Number)

Shandong, China 276600

City, State and Zip Code

PART II - RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its operating and financial information into statements for the second quarter of 2007. The Registrant anticipates that it will file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Si Chen (Chief Executive Officer)	86-539	8318818
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in its Current Report on Form 8-K filed on May 9, 2007, effective on May 3, 2007, the Registrant completed a share exchange transaction (the “Share Exchange Transaction”) and securities purchase transaction (the “Securities Purchase Transaction”) with International Lorain Holding, Inc. (“International Lorain”), a Cayman Islands company, International Lorain’s shareholders, and the investors party to the Securities Purchase Agreement which resulted in a change in control of the Registrant. Prior to May 3, 2007, the Registrant was a shell company which was not engaged in any active business. Through International Lorain’s Chinese operating subsidiaries, the Registrant currently develops, manufactures and sells convenience foods (foods like cut fruit and premixed salads, which are known as lightly processed -- our convenience foods include ready-to-cook (or RTC) meals, ready-to-eat (or RTE) meals and meals ready-to-eat (or MREs)), chestnut products, and frozen, canned and bulk foods, in hundreds of varieties.

Although the Registrant was the surviving legal entity in the Share Exchange Transaction, the transaction is accounted for as a reverse acquisition with International Lorain deemed as the accounting acquirer. Under the purchase method of accounting, International Lorain’s historical results will be carried forward and the Registrant’s operations will be included in the financial statements commencing on the effective date of the Share Exchange Transaction and Securities Purchases Transaction. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder’s equity will differ significantly from the operation results reported in the previous year’s Form 10-QSB that was filed for the corresponding fiscal quarter in 2006 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended June 30, 2007 and 2006, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Quarterly Report on Form 10-Q with such results within the allotted extension period.

AMERICAN LORAIN CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN LORAIN CORPORATION

Date: August 14, 2007	By:	/s/ Si Chen
Si Chen
Chief Executive Officer